Mail Stop 0305

October 6, 2004

Via facsimile 801-733-0808 and U.S. mail

James T. Wheeler
President and Chief Executive Officer
Jump`n Jax, Inc.
511 East St.  George Boulevard, Suite No. 3
St. George, Utah 84770


	Re: 	Jump`n Jax, Inc.
Form SB-2 filed September 9, 2004
		File No. 333-118872

Dear Mr. Wheeler:

We have reviewed the above-noted filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. However, if you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2

Table of contents, page 2

1. Please revise to provide the correct page numbers for the corresponding sections of the prospectus. The current pages you provide do not match the prospectus sections.

Risk Factors - page 3

2. You should expand disclosure to explain the risk factors associated with increased competition. Refer to pages 16 and 22.

3. Please revise your risk factors to delete any language that mitigates the risk discussion. For example, please delete statements on page 8, indicating that you maintain commercial liability insurance and that you take special care in maintaining your equipment to provide the safest possible environment for your customers.

We are heavily dependent on our executive officers and their loss could severely damage..., page 9

4. This risk factor section contains disclosure relating to your officers, directors and affiliates` potential conflicts of interest. You should separate this disclosure to provide a brief description of the conflicts you reference. For example, disclose the other business and investment interests that create such conflicts of interest.

5. Given your statement that you do not have policies for the resolution of actual or potential conflicts of interest, provide a separate risk factor outlining the associated risks created by the absence of such a policy.

Risks relating to the ownership of our common stock, page 9

Management will devote only minimal time, page 9

6. If true, disclose your estimation that directors will devote approximately ten hours per month to your business.

Forward looking and Cautionary Statements, page 11

7. Please delete your statement that neither Jump`n Jax nor any other person assumes responsibility for the accurateness or completeness of the forward looking statements. It is inappropriate to state or imply that investors may not rely on information in the prospectus.

Management`s discussion and analysis or plan of operation, page 14

Plan of Operation, page 14

8. Please clarify that although your directors have verbally committed to provide additional funds, they are under no obligation to do so, and disclose the consequences if your directors do not provide you funds. This comment also applies to the similar disclosure in "Liquidity and Capital Resources" on page 16.

Results of operations, page 15

9. Explain the business purpose associated with the two independent contractors you reference in connection with your 129% increase in general and administrative expenses in 2004.

Liquidity and Capital Resources, page 16

10. Please disclose how long you can satisfy your cash requirements. Discuss your cash requirements for the next twelve months and disclose how you expect to satisfy these requirements for the next twelve months.

Management, page 24

Executive Compensation, page 26

11. We believe that the amount of compensation you expect to pay in the next twelve months, if any, would be helpful to shareholders.
Accordingly, we suggest you revise to include this information, if known.

Stock Ownership of Certain Beneficial Owners and Management, page 27

12. It appears from your notation that only Mr. Wheeler is a director and/or executive officer. Please revise to clarify.


Description of common stock, page 28

Common stock

13. Please disclose how and when you implemented the forward stock split to increase the number of shares from 1,000 to 941,390 for the spin-off.

14. Article IV of your articles of incorporation indicates that your capitalization is 50 million shares of stock. However, your disclosure on page 28 states that you are authorized to issue 20 million shares of common stock. Please revise or advise.

Item 28.  Undertakings, page S-2

15. Supplementally advise us as to why you have included the undertakings for a Rule 415 offering.

Signatures, page S-4

16. The registration statement must be signed by the principal financial officer and principal accounting officer or controller, or persons performing similar functions. See Instruction 1 to Signatures on Form SB-2. If an individual occupies more than one of these positions, please indicate in each capacity the individual signs the registration statement.

Exhibit 5.1

17. You opine that the shares, when issued, "will be duly and validly issued and outstanding." It appears from your prospectus that the 941,390 shares are already issued and outstanding, pursuant to the forward stock split. Please revise or advise.

Other

18. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing Comments

As appropriate, please amend your registration statement in response to these comments and comply with Rule 310 of Regulation S-T regarding the marking of changed material. You may also wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Include in your response letter page references to the amended registration statement indicating where you made changes in response to our comments. Also, please note the location of any material changes made for reasons other than responding to a specific comment. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please direct all questions regarding accounting issues to Joseph Foti, Senior Assistant Chief Accountant, at (202) 942-1952. You should direct all other questions to Johanna Vega Losert, Attorney-Adviser, at (202) 942-2931 or, in her absence, to me at (202) 942-
2985.


								Sincerely,



								Kara A. Sandler
								Attorney-Adviser




cc:	Foti
	Losert

Via facsimile: 801-733-0808
Leonard E. Neilson, Esq.
8160 South Highland Drive, Suite 209
Sandy, Utah 84093
Jump'n Jax, Inc.
Form SB-2
page 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE